BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 28, 2006

This Notice of Articles was issued by the Registrar on: June 28, 2006 12:56 PM Pacific Time

Incorporation Number: **BC0361869**

Recognition Date: Incorporated on March 17, 1989

NOTICE OF ARTICLES

Name of Company:

EMGOLD MINING CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
STE 1400
570 GRANVILLE ST
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
STE 1400
570 GRANVILLE ST
VANCOUVER BC V6C 3P1
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
STE 1400
570 GRANVILLE ST
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
STE 1400
570 GRANVILLE ST
VANCOUVER BC V6C 3P1
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERNER, SARGENT H.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
BURNS, JOHN KING

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
WITTE, WILLIAM J.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
Schneyer, Joel David

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
Yurichuk, Kenneth R.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
Elliott, Robin A. W.

Mailing Address: [redacted]

Delivery Address: [redacted]

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 8, 2005

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	First Preference Shares	Without Par Value With Special Rights or Restrictions attached
1.	No Maximum	Series A	Special Rights or Restrictions are attached